EXHIBIT 1
[Logo of Pride International, Inc.]

                                                                  NEWS RELEASE
           5847 San Felipe, Suite 3300 * Houston, Texas 77057 * (713) 789-1400


FOR IMMEDIATE RELEASE                           Contact:    Paul A. Bragg
                                                            Earl W. McNiel
                                                            (713) 789-1400

                       PRIDE UPDATES STATUS OF PROJECTS

      HOUSTON, TEXAS, JANUARY 11, 1999 -- Pride International, Inc. (NYSE:PDE) announced that a 30%-owned affiliate has entered into loan agreements totaling $240 million with a Japanese trading company to provide long-term financing in connection with the construction of two deepwater semisubmersible drilling rigs, Amethyst 6 and Amethyst 7. The rigs are currently under construction in South Korea and are contracted to Petrobras for operation offshore Brazil for a period of seven years. The loan agreements provide that the borrower may undertake additional borrowings of up to $100 million to fund the balance of the estimated delivered cost of Amethyst 6 and Amethyst 7 and negotiations of such loans are ongoing.

      Also, the Company has concluded long-term financing agreements with respect to the Pride Angola, the second of its two ultra-deepwater drillships under construction. The Company may borrow up to $200 million pursuant to this bank facility to finance construction of the drillship, which is expected to cost approximately $235 million in total. Upon completion and acceptance by the operator, likely in late 1999, the drillship will be sold by the Company to a joint venture of which it is a 51% participant. At such time, the bank facility provides that the construction loan will be retired with the proceeds of a corresponding long-term joint venture loan to be provided by the same group of banks. Borrowings under that loan are secured by the vessel and equipment and are without recourse to the joint venture participants.

      Additionally, Pride announced that the refurbishment of its jackup rig, Pride Kansas, has been completed and that the rig is currently mobilizing for work under a long-term contract in the U.S. Gulf of Mexico. Furthermore, the service contract for the rig has been amended. The rig was previously contracted for a term of two years, however, the Company and the customer have agreed to an amendment to the contract that provides for an extended term of four years at a daily rate of approximately $30,000.

      Ray H. Tolson, Chairman and Chief Executive Officer of Pride said, "Closing the loans for Amethyst 6 and 7 is a significant milestone in our Brazilian joint venture's development. We continue to be encouraged with ongoing efforts to complete financing of the other Amethyst units contracted in Brazil, as well. The deployment of the Pride Kansas is likewise a major accomplishment. The contract for the rig will provide attractive cashflows for an extended period in the face of generally weak industry conditions."

      Pride International, Inc. headquartered in Houston, Texas, is one of the world's largest drilling contractors. The Company provides onshore and offshore drilling, workover and related services in more than 20 countries, operating a diverse fleet of 310 rigs, including three semisubmersible rigs, 17 jackup rigs, nine tender-assisted rigs, seven barge rigs, 23 offshore platform rigs and 251 land rigs.

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